UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

ASEC MANUFACTURING SAVINGS PLAN

(Full title of the plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ASEC Manufacturing Savings Plan

We have audited the accompanying statements of assets available for benefits of ASEC Manufacturing Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Form 5500, Part IV, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)”, as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 21, 2004

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ASSETS
Investment in Master Trust (Note 3):
Investments	$20,274	$16,742
Participant Loans	1,182	1,021

ASSETS AVAILABLE FOR BENEFITS	$21,456	$17,763

See notes to financial statements.

ASEC MANUFACTURING SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ADDITIONS:
Contributions:
Participant	$1,094	$1,202
Rollovers	22	14
Employer	368	810

Total contributions	1,484	2,026
Net investment income from Master Trust and interest on participant loans (Note 3)	3,389	—

Total additions	4,873	2,026

DEDUCTIONS:
Net investment loss from Master Trust and interest on participant loans (Note 3)	—	2,135
Benefits paid to participants or beneficiaries	1,180	1,132

Total deductions	1,180	3,267

NET INCREASE / (DECREASE)	3,693	(1,241)
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	17,763	19,004

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$21,456	$17,763

See notes to financial statements.

ASEC MANUFACTURING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of ASEC Manufacturing Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all full-time employees and eligible part-time employees who have one year of service with ASEC Manufacturing, a subsidiary of Delphi Corporation (“Delphi”), and currently doing business as Delphi Catalyst (the “Company” or “ASEC”). ASEC management controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) acts as the trustee of the Plan and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the record keeper of the Plan. General Motors Investment Management Corporation (“GMIMCo”) is a fiduciary and investment advisor to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Certain costs of Plan administration are paid by ASEC.

Participant Contributions—Effective January 1, 2002, participants may defer up to 25% of an Employee’s eligible salary (before and after-tax), as defined in the Plan, up to current Internal Revenue Service (“IRS”) contribution limits. Participants may also contribute amounts representing rollover distributions from other qualified plans and catch-up contributions up to IRS limits.

Employer Contributions—Under the provisions in effect prior to June 1, 2003, after the participant completes one year of credited service in the Plan, the Company contributes an amount equal to 50% of the first 8% of base compensation contribution by the participant during the next 60 months of participation in the Plan. Subsequently, the Company’s contributions equal 100% of the first 8% of base compensation contributed by the participant. Effective June 1, 2003, the committee approved an amendment to suspend employer-matching contributions. The Plan was amended to adopt this change on June 1, 2003. Effective April 1, 2004, the Plan was amended to reinstate the Company’s matching contributions to a level of 25% of the first 8% of base compensation contribution by the participant.

Participant Accounts—Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of ASEC’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in ASEC’s contributions plus actual earnings (losses) thereon is based on years of credited service. Effective January 1, 2002, the Plan was amended such that a participant is 100 percent vested in ASEC’s contributions after three years of credited service.

Investment Options—Company contributions are made to the funds on the same basis as the employee contributions. A participant may direct employee contributions in whole percentage increments to any of the options described below. Participants may transfer their balances or change their investment options daily.

Investment Options for the Years Ended December 31, 2003 and 2002:

•	Delphi Common Stock Fund—Under this investment option, contributions are invested by the Trustee in Delphi common stock. Each unit represents a proportionate interest in all of the assets of the respective Delphi Common Stock Fund. The number of units credited to each participant’s account within an applicable plan will be determined by the amount of the participant’s contributions and the purchase price of a unit in the Delphi Common Stock Fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on a participant’s investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and the amount of any dividends paid thereon.

•	Promark Funds—This investment option is comprised of many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is provided in materials distributed by the Plan.

•	Fidelity Mutual Funds—This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

•	Honeywell Common Stock Fund—The fund was formerly known as the Allied Signal Common Stock Fund and invested primarily in Honeywell International Inc. common stock. The fund was liquidated as of September 20, 2002, in accordance with the Plan amendment dated June 26, 2002. Participants with amounts invested in that fund had the ability to transfer such amounts to one of the other investment funds maintained under the Plan. If a participant failed to make an investment election regarding amounts in the Honeywell Common Stock Fund, the amounts invested in that fund were transferred to a short-term income or similar investment fund.

Participant Loans—Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50 percent of their vested account balance. Loan maturities generally range from two months to five years, but can be extended to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate or a rate determined by ASEC management if the prime rate is not deemed reasonable. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals—A participant may withdraw funds from their account at any time after attaining age 59-1/2 subject to the Required Retention Period, as defined by the Plan document. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time; however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Code. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for the later of 90 days or the date the participant reactivates participant contributions.

Forfeitures—Participants terminating employment prior to full vesting forfeit the nonvested portion of the Company’s contributions the last day of the Plan year in which the withdrawal occurred. Such forfeitures are applied to reduce subsequent contributions from the Company.

Redemption Fees and Administrative Expenses— A 1% redemption fee is charged on Delphi Common Stock Fund assets held for less than 30 days. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. The redemption fees are paid to the respective funds and help protect the funds’ performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi.

Reclassifications— Certain prior year amounts have been reclassified to conform to the 2003 presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issue of the contract.

Investments of the Promark Income Fund included in the Plan and Delphi Savings Trust consist of synthetic investment contracts. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Delphi Savings Trust) rather than a separate account of the contract issuer. These contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2003 and 2002 was approximately 5.12% and 5.22%, respectively. The wrappers are entered into by the Delphi Savings Trust to stabilize the income generation of the Promark Income Fund.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.9% and 6.1% for the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the Plan holds the investments. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	THE MASTER TRUST

The Plan’s investment advisor and named fiduciary, GMIMCo, established the Delphi Savings Trust (the “Master Trust”), pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Plan investments are managed by Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Employee benefit plans participating in the Master Trust as of December 31, 2003 include the following:

•	Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

•	Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

•	ASEC Manufacturing Savings Plan

•	Delphi Mechatronic Systems Savings–Stock Purchase Program

•	Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Plan’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2003 and 2002, the Plan had approximately a 0.6% interest in the Master Trust.

The net assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2003	2002
Assets
Investments:
Common and collective trusts	$1,652,948	$1,396,408
Mutual funds	1,384,038	994,999
Commingled common stock funds*	730,533	566,783
Loans	144,175	143,021

Net assets available for benefits	$3,911,694	$3,101,211

*Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts line. Such investments are commingled with General Motors Corporation investments in funds administered by GMTC.

Investments of the Promark Income Fund included above in the common and collective trusts consist of synthetic investment contracts which were valued at contract value of $1,151,015 and $996,293 (dollars in thousands) as of December 31, 2003 and 2002, respectively. Fair value of these investment contracts was $1,183,132 and $1,000,095 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

The net investment gain / (loss) of all participating plans in the Master Trust for the year ended December 31 is summarized as follows (dollars in thousands):

	2003	2002
Interest and dividends	$45,321	$41,329

Net appreciation / (depreciation) in fair value of investments:
Common and collective trusts	158,903	(11,216)
Mutual funds	282,457	(252,675)
Commingled common stock funds	184,948	(248,394)

Total net appreciation / (depreciation) in fair value of investments	626,308	(512,285)

Total	$671,629	$(470,956)

Net appreciation / (depreciation) in fair value of investments does not include redemption fees of $1,100 and $1,366 (dollars in thousands) as of December 31, 2003 and 2002, respectively.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, ASEC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of complete or partial termination of the Plan, or upon discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5.	TAX STATUS

The IRS has determined and informed the Company by a letter dated November 7, 2001, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986 (the “Code”), as amended. Although the Plan has been amended since receiving the determination letter, the Plan’s fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

ASEC MANUFACTURING SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003
(Dollars in Thousands)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

* Loans to participants	Loans to participants, interest rates ranging from 4.0% to 9.5%; maturities ranging from 1 to 23 years	$1,182

*Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ASEC Manufacturing Savings Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASEC Manufacturing Savings Plan
(Name of Plan)

Date: June 22, 2004	By:	/s/ F. Thomas Sprunger

F. Thomas Sprunger
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm